Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the caption “Experts” in the Statement of Additional Information, dated May 1, 2022, and included in this Post-Effective Amendment No. 26 to the Registration Statement (Form N-6, No. 333-84023) of Farmers Variable Life Separate Account A (the “Registration Statement”).

We also consent to the use of our reports (1) dated April 29, 2022, with respect to the statutory-basis financial statements of Farmers New World Life Insurance Company and (2) dated April 29, 2022, with respect to the financial statements of each of the subaccounts within Farmers Variable Life Separate Account A, for the year ended December 31, 2021, included in this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Seattle, Washington

April 29, 2022